August 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Larry Spirgel, Assistant Director

             Re:      Omnicom Group Inc. ("Omnicom")
                      Annual Report on Form 10-K for the fiscal year ended December 31, 2005 Filed February 24, 2006, and
                      Quarterly Report on Form 10-Q for the quarter ended
                      March 31, 2006
                      Filed May 2, 2006,
                      File No. 001-10551
                      ----------------------------------------------------------

Ladies and Gentlemen:

      This letter responds to the Staff's July 24, 2006 comment letter relating to Omnicom's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Omnicom's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. Responses are numbered to correspond to those in the comment letter. For your convenience, the comments are repeated below. All references to "Omnicom," "we", "us" and "our" refer to Omnicom Group Inc. and its consolidated subsidiaries.

                 Form 10-K for the year ended December 31, 2005

Note 1 Summary of Significant Accounting Policies, page F-8

1. We note on page 11 that you generate revenues from traditional media advertising, customer relationship management, public relations and specialty communications. Tell us in more detail your revenue recognition policy for each of the sources of revenues described on page 11. Also, tell us how each source of revenue relates to your description in the fourth sentence of your revenue recognition accounting policy footnote.

      Substantially all of our revenue is derived from fees for services and revenue is realized when the service is performed in accordance with the terms of each client arrangement and upon completion of the earnings process. These principles are the foundation of our revenue recognition policy and apply to all client arrangements in each of our service disciplines - traditional media advertising, customer relationship management, public relations and specialty communications. We have summarized additional details regarding the application of our revenue recognition policy to these service disciplines below.

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Securities and Exchange Commission
August 2, 2006
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      Background

      Our business is driven by clients' continuous demand for more effective and efficient communications activities, and we strive to provide an extensive range of advertising, marketing and corporate communications services through various client-centric networks that are organized to meet specific client objectives. In an effort to monitor the changing needs of our clients, to further expand the scope of our services to key clients, and to analyze the success of our agencies in providing a broad range of our services, we group revenue into four categories: traditional media advertising, customer relationship management, public relations and specialty communications.

      Although the medium used to reach a given client's target audience may be different across each of these disciplines, the marketing message is developed in the same way -- through the use of the intellectual capital of our people -- and it is delivered to clients in the same way -- by providing professional consulting services. The skill-sets of our people across these disciplines are similar. Common to all of the disciplines is the ability to understand a client's brand and its selling proposition, and the ability to develop a unique message to communicate the value of the brand to the client's target audience. For providing these consulting services, substantially all of our agencies contract with our clients on a fee-for-service / rate-per-hour, or equivalent basis that is well understood across agencies and regions.

      Application of our Revenue Recognition Policy

      Revenue is recognized by each of our agencies through the application of our overall revenue recognition policies. The basic principles of our revenue recognition policies are to realize revenue when the service is performed in accordance with the terms of each client arrangement and upon completion of the earnings process. Our revenue recognition policies are in compliance with Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" ("SAB 101"), as updated by SAB 104 "Revenue Recognition" ("SAB 104").

      More specifically, our policy requires the following key elements to be satisfied prior to recognizing revenue:

            o     Persuasive evidence of an arrangement must exist;

            o     The sales price must be fixed or determinable;

            o Delivery, performance and acceptance in accordance with the client arrangement; and

            o     Collection is reasonably assured.

      Because the services that we provide across each of our disciplines are similar and delivered to clients in similar ways - through the consultative services of our people - all of the key elements set forth above apply equally to client arrangements in each of our four disciplines.

      Also tell us how each source of revenue relates to the description in the fourth sentence of your revenue recognition accounting policy footnote.

      The fourth sentence of our revenue recognition accounting policy footnote states "This includes when services are rendered, generally upon presentation date for media, when costs are incurred

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Securities and Exchange Commission
August 2, 2006
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      for radio and television production and when print production is completed and collection is reasonably assured."

      As we previously stated, substantially all revenue is derived from fees for services. Additionally, a declining portion of our revenue is earned from commissions based upon the placement of advertisements in various media. More specifically:

            (A) When services are rendered (in accordance with the client arrangement).

                  This applies to all of our disciplines - the substantial portion of our revenue is derived from fees for services.

            (B) Upon presentation date for media (in accordance with the client arrangement).

                  This applies to our traditional media advertising businesses which at times earn commissions based upon the placement of advertisements in various media. The commissions are generally derived as a percentage of the cost of the media. In these cases, when the media runs (e.g., the television commercial is aired), the earnings process is complete.

            (C) When costs are incurred for radio and television production and when print production is completed.

                  This relates to both our traditional media communications and specialty advertising businesses. It should be noted that in the past, industry practice provided that agencies were compensated for their professional services through commissions based upon the production costs of radio, television and print advertisements / commercials (even though production efforts are typically performed by third-parties). The commissions were generally derived as a percentage of the cost of producing the advertisements / commercials. When this is the case (which is infrequent today), the commissions were earned according to the client arrangements are the production costs are incurred, or completed.

                  Although our traditional media advertising and specialty communications businesses currently may perform services related to supervising the development of advertisements / commercials, client arrangements typically provide for fees for these services (as opposed to commissions). Additionally, the actual production of the advertisements / commercials is performed by third-party production companies and is typically a pass-through cost for our agencies.

      Conclusion

      Our revenue recognition policy is based on the principles described above and is in compliance with SAB 104. Because the services that our agencies provide to our clients are similar, these principles are applied consistently across our four service disciplines. The foregoing description sets forth a more detailed description of our revenue recognition policy, and in light of the Staff's comment, we will consider our responses to the Staff's comment when preparing our revenue recognition accounting policy disclosures in our upcoming 2006 Form 10-K.

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Securities and Exchange Commission
August 2, 2006
Page 4

Note 4 Long-Term Debt and Convertible Notes, page F-15

2. We note the following provisions in connection with the issuances of the Convertible Notes: (1) the right of the note holders to convert the notes into shares of your common stock; (2) the note holders' right to put the notes back to you for cash in February of each year; (3) your agreement not to redeem the notes for cash before February 7, 2009; and (4) your possible requirement to pay contingent cash interest. Tell us how you accounted for each embedded instrument described above under SFAS 133. Tell us how you considered EITF 00-19 in concluding that you did not need to bifurcate the conversion option from the host contract. Also tell us how you considered EITF 98-5 and EITF 00-27 in your accounting. With regard to the put option, tell us how considered paragraphs 13 and 61(d) of SFAS 133 and DIG B-16 in your accounting.

      In accounting for our convertible notes, including the embedded instruments described above, we considered the provisions of SFAS 133 (including paragraphs 13 and 61(d)), as well as DIG B-16 and the EITF issues referred to above. We believe that our accounting for our convertible notes complies with the provisions of this accounting literature.

      Background

      In 2001, we issued $850.0 million zero coupon zero yield convertible notes (the "2031 Notes"). In 2002, we issued $900.0 million zero coupon zero yield convertible notes (the "2032 Notes"). And, in 2003, we issued $600.0 million zero coupon zero yield convertible notes (the "2033 Notes"), collectively the "Notes". All of the Notes were issued at 100% of the principal amount (no discount) and do not have a coupon. The Notes are convertible into shares of our common stock at conversion rates specified in each of the applicable indentures. The Notes provide the holders with the option to require us to repurchase the Notes (put rights) on dates specified in the indentures (put dates). The 2031 Notes and 2032 Notes have annual put dates and the 2033 Notes have put dates, generally every 24 or 36 months until 2013. Separately, the Notes provide us with the right to redeem the Notes for cash (call right) at any time after dates specified in the indentures (call dates). Finally, the Notes provide for a predetermined cash interest payment to be made, subject to the average market price of our stock during periods specified in the indenture.

      (1) the right of the note holders to convert the notes into shares of your common stock

      The conversion right is not required to be bifurcated and separately accounted for. As discussed below, we considered the requirements of SFAS 133 and we applied EITF 00-19 (paragraphs 12-32) to reach this conclusion. We also determined that EITF 98-5 and EITF 00-27 did not change our conclusion. We will disclose in our Annual Report on Form 10-K for the year ending December 31, 2006 that the conversion right embedded in our Notes is not accounted for apart from the Notes.

      Background

      The principal or par value of each Note is $1,000.00. Upon conversion the value of each Note can be determined by multiplying the closing share price of Omnicom's common stock by the specified, fixed number of shares of common stock per note required under the indenture to be issued upon conversion (the conversion value) as follows:

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Securities and Exchange Commission
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            2031 Notes - 9.09 shares per note (implying a conversion price of
            $110.01)
            2032 Notes - 9.09 shares per note (implying a conversion price of $110.01)
            2033 Notes - 9.71 shares per note (implying a conversion price of $103.00)

      The conversion value will be settled by paying the principal ($1,000.00 par value) in cash and at our option either paying cash or issuing shares or a combination of both equal to the remaining accreted value.

      The conversion right is not separable from the Notes and contains standard anti-dilution provisions. If the price of our shares does not exceed certain thresholds (that are above the implied conversion price above), the conversion option cannot be exercised. Notwithstanding this requirement, the Notes can be converted if we effect certain extraordinary transactions; or if our long-term debt ratings are downgraded to specified levels. Although these events could lead to conversion, they would not require prepayment of the principal of the Notes.

      Accounting for the Conversion Right under SFAS 133, as amended and EITF 00-19 (including our consideration of EITF 98-5 and EITF 00-27)

      SFAS 133 (par.11(a) and 12(c)) provides that an embedded derivative indexed to a company's own stock that would be classified in shareholder's equity if it was a freestanding derivative, is not considered a derivative for purposes of the SFAS 133. Therefore, it is not required to be accounted for separately from the debt host.

      EITF 00-19 provides the criteria to determine if a freestanding derivative indexed to a company's own stock should be classified in shareholder's equity upon settlement. Accordingly, we considered EITF 00-19 in determining the accounting for the embedded conversion right described above and the related requirements to bifurcate the Notes and the embedded option to convert the Notes to our shares and account for each separately.

      We concluded that because, upon conversion, the principal was required to be settled in cash and only the remaining accreted value could at our option be settled in our shares that the Notes were not conventional convertible debt, as described in EITF 00-19 and the provisions of APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," do not apply. We therefore had to meet the requirements of paragraphs 12 through 32 of EITF 00-19 with respect to the portion of the conversion right that could be settled in our shares. As set forth below, we met all of the applicable EITF 00-19 requirements and we concluded that the conversion right did not have to be bifurcated from the debt host (the Notes) and accounted for separately.

      A summary of the results of our EITF 00-19, paragraph 12 through 32 analysis follows:

            The contract permits the company to settle in unregistered shares (Paragraphs 12 to 18).

      Yes. There is no requirement that the shares of Omnicom's common stock be delivered upon conversion of the Notes be registered. While each of the indentures provide that Omnicom will "endeavor promptly" to deliver registered shares, there are no specific remedies available to the note holders if the shares are not registered.

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Securities and Exchange Commission
August 2, 2006
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      Notwithstanding the forgoing, upon issuance of the Notes, Omnicom entered into a Registration Rights Agreements that required Omnicom to use its reasonable efforts to have an effective shelf registration statement, covering resales of the Notes and any shares of common stock issued upon conversion of the Notes. The registration statement only needed to be effective for at most two years after each such issuance of the Notes. While the Registration Rights Agreements required Omnicom to have an effective shelf registration statement, if Omnicom failed to have an effective registration statement, note holders were entitled to liquidated damages that were limited to 0.25% per year for the first 90 days and 0.50% thereafter of the principal value or conversion value of the notes, as applicable, until the registration statement was effective. The Registration Rights Agreements did not provide the note holders any right to a net cash settlement as a remedy for failure to register the securities. Although we no longer have any obligation to register any of the Notes or shares of common stock underlying the Notes, we have unilaterally opted to maintain effective registration statements to enable the note holders to publicly resell their Notes and/or shares of common stock. We will not be subject to any penalties or other remedies if we later decide to terminate the effectiveness of any registration statement relating to the Notes.

            The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding (Paragraph 19).

      Yes. Upon issuance and at December 31, 2005 and March 31, 2006, Omnicom had one billion shares of common stock authorized for issuance. We have approximately 800 million unissued shares or, approximately 4.5 times the number of shares outstanding at February 15, 2006. Assuming the maximum number of shares under the conversion rights of the Notes was issued (21.7 million shares) and including all employee stock programs, Omnicom would need less than 40.0 million of unissued shares to fulfill all of its outstanding commitments under the Notes and employee stock programs to deliver shares as of December 31, 2005 and March 31, 2006. Prior to these dates, these amounts were not significantly different.

            The contract contains an explicit limit on the number of shares to be delivered in a share settlement (Paragraphs 20 to 24).

      Yes. Each Note is convertible into a fixed number of shares as described above. Therefore, a decrease in our share price would not result in an increase in the required number of shares to be delivered.

            There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC (Paragraph
            25).

      No. There are no specific remedies available that require cash payments, or allow for net cash settlement in the event Omnicom fails to make timely filings with the SEC.

            There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settle "top-off" or "make-whole" provisions) (Paragraph
            26).

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      No. There are no such provisions or any other "make-whole" or "top-off"
      remedies available to note holders before or after conversion.

            The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares (Paragraphs 27 and 28).

      No. There are no net cash settlement requirements with respect to the shares issued upon conversion.

            There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract (Paragraphs 29 to 31).

      No. There are no such provisions. Additionally, the shares to be delivered are shares of Omnicom common stock with no special rights attached.

            There is no requirement in the contract to post collateral at any point or for any reason (Paragraph 32).

      There are no collateral requirements whatsoever.

      In summary, our analysis of the foregoing criteria in paragraphs 12-32 of EITF 00-19 indicated that the embedded conversion option qualifies for the scope exception in paragraph 11(a) of SFAS 133 and did not have to be bifurcated from the Notes and accounted for separately.

      Additionally, we reviewed EITF 98-5 and EITF 00-27, and concluded that nothing therein would change our accounting conclusions described above. EITF 98-5 defines a beneficial conversion feature on convertible debt as "a nondetachable conversion feature that is in-the-money at the commitment date." In all cases, the Notes were issued with the implied conversion price substantially in excess of the market value of our common stock on the commitment date. Therefore, since the conversion features of the Notes are out-of-the-money, there is no beneficial conversion feature under EITF 98-5 and EITF 00-27.

      (2)   the note holders' right to put the notes back to you for cash, and
      (3)   your agreement not to redeem the notes for cash

      The put and call rights are not required to be bifurcated and accounted for separately, primarily because the notes were issued at par, as discussed below.

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Securities and Exchange Commission
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      Background

      The holders of the Notes have a right to require Omnicom to repurchase the Notes for cash (put right) on specified dates at their principal value. The principal value is the face value as the Notes were issued at par. The put dates are as follows:

            2031 Notes - annually, each February 7
            2032 Notes - annually, each July 31
            2033 Notes - June 15, 2006, 2008, 2010, 2013, 2018, 2023 and
            annually, each June 15 thereafter.

      There are no other conditions required for a put right to be executed or that can accelerate the put dates, except that upon a change of control the holders of the Notes also had or have the right to require Omnicom to purchase their Notes at their principal value on or before the dates listed below.

            2031 Notes - February 7, 2006
            2032 Notes - July 31, 2007
            2033 Notes - June 15, 2010

         Separately, Omnicom has the right to redeem the Notes for cash (call right) at par as follows:

            2031 Notes - at anytime on or after February 7, 2007
            2032 Notes - at anytime on or after July 31, 2009
            2033 Notes - at anytime on or after June 15, 2010

         And, at the accreted value as follows:

            2031 Notes - at anytime on or after February 7, 2021
            2032 Notes - at anytime on or after July 31, 2022
            2033 Notes - at anytime on or after June 15, 2023

      There are no other conditions required for a call right to be executed or that can accelerate the call dates.

      Accounting analysis under SFAS 133, as amended, including paragraphs 13 and 61(d), and DIG B-16

      SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately. Paragraph 61(d) of SFAS 133 indicates that call and put options in debt that require the prepayment of principal are considered to be clearly and closely related to a debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable. Because the notes were issued at par and there are no contingencies regarding the put and call, paragraph 61(d) and/or paragraph 13 do not apply to the Notes.

      Similarly, applying Implementation Issue No. B16 - Calls and Puts in Debt Instruments ("DIG B-16"), the put and call rights are not required to be bifurcated and separately accounted for. In DIG B-16, the FASB Staff concluded that certain debt instruments that are issued at a substantial discount and contingently pre-payable may not have prepayment options that must be bifurcated if the option does not accelerate the maturity value of the debt, but requires the repayment of the accreted value of the debt.

      The FASB Staff gives the example in Issue No. B-16 (number 6) where zero coupon debt is issued at a substantial discount and is callable in the event of a change in control. In this example, if the debt is called, the issuer pays the accreted value (calculated per an amortization table based on the effective yield method). In this instance, the payoff on exercise is not indexed to the value of an extraneous index or price, but the debt was issued at a significant discount and the option was

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Securities and Exchange Commission
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Page 9

      contingently exercisable. Even though these two conditions were present, the FASB Staff concluded that the call option was clearly and closely related to the debt host contract. The rationale was that the call option did not accelerate the repayment of the principal value at maturity because the debt was callable at the accreted value.

      The put and the call rights in the Notes do not have to be bifurcated because the put and call rights are clearly and closely related to the debt host. Additionally, they do not accelerate the repayment of a principal value that is greater than the par, or then accreted principal value.

      (4)   your possible requirement to pay contingent cash interest.

      The contingent cash interest right is a derivative under SFAS 133 that is required to be bifurcated from the debt host, valued and accounted for separately. We considered the value of the contingent cash interest right at the time of each issuance of the Notes and concluded that it had no value. We routinely update our initial conclusion that the contingent cash interest right is inconsequential to the accounting for the Notes and, as described below, have concluded that this presently remains the case.

      Background

      The Notes provide for a predetermined cash interest payment to be made semiannually, beginning in 2006, 2007 and 2010, for the 2031, 2032 and 2033 Notes, respectively, if the average market price of Omnicom's stock is at least 120% of the issue price of the Notes during the applicable periods. Based on the conversion ratios of our Notes a contingent cash interest payment would have to be made if the price of a share of Omnicom stock (during the applicable periods), for each of the respective Notes, is equal to, or in excess of the following amounts:

            2031 Notes - $132.01
            2032 Notes - $132.01
            2033 Notes - $123.60

      At the time of each issuance of the 2031, 2032 and 2033 Notes, our stock price was $88.00, $94.00 and $70.00, respectively, and during the period since the issuance of the Notes our stock price has been between $38.00 and $96.00.

      The predetermined cash interest amount is defined in the indenture and is approximately 1.0% per year in the initial year it becomes payable, increasing by 4.0% per year resulting in just over approximately 3.0% at the end of the 30 year period the Notes are outstanding.

      Accounting for the contingent cash interest right under SFAS 133, as amended

      The contingent cash interest right is a derivative because it is not clearly and closely related to the underlying debt host contract. Rather, it is triggered by the market price of the Notes or Omnicom's stock price and based on predetermined amounts and thus it is not interest-rate related. By bifurcating the fair value of these derivatives from the Notes at the inception of the transaction, a debt discount will be created. The fair value of the derivative would be marked to market through the P&L in each quarterly reporting period.

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      The combined value of the contingent interest derivative on all of our
      Notes was determined to be between a low of zero and a high of $175,000.00 (at quarter-end dates) subsequent to the date of issuance and March 31, 2006. The amounts are low by design as the purpose of the contingent interest right was to provide value to both the issuer and the Note holder.

      Contributing to the low value is Omnicom's call right. The call right diminishes the value inherent to the Note holder because, as described above, Omnicom's call right begins in 2009 and 2010. The contingent cash interest right begins in 2006 - 2010. As a result of Omnicom's call rights, the contingent cash interest payments are firmly in the control of Omnicom after three years and thus, a low probability of payment is assumed by the Note holder for all years after year three. Additionally, Omnicom's stock price during the period since the issuance of the Notes, relative to the hurdle price at which the contingent cash interest becomes payable, as described above, further lowers the value of the contingent cash interest right, by lowering the probability of any payment in the near term.

      Conclusion

      We believe our accounting for the Notes complies with the provisions of SFAS 133 and EITF 00-19. Additionally, with regard to the put and call options, we believe our accounting is consistent with the requirements of paragraphs 13 and 61(d) of SFAS 133 and DIG B-16 and the put and call rights in the Notes are not required to be bifurcated. We will consider our responses to the Staff's comments when preparing our disclosures in our upcoming filings and as required, we will continue to monitor the value of the contingent cash interest derivative.

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Securities and Exchange Commission
August 2, 2006
Page 11

3. We note that you made a payment of $33.5 million in August 2005 to holders of your 2032 Notes to not exercise certain put rights and, in November 2004, you paid $14.8 million and $1.5 million in the aggregate, respectively, to consent to certain amendments to your indentures and not to exercise certain put rights. In this regard, it is unclear to us why amortization of these payments under GAAP is appropriate. Please revise or advise in detail in addressing the relevant accounting literature. Also, tell us whether the payment to the note holders to not exercise their put rights was part of the indenture agreement, or was separately negotiated. In addition, tell us how the payment amount was calculated.

      We believe that the appropriate accounting under GAAP for the payments made to the holders of our convertible Notes to waive their contractual put rights under the indentures and to consent to the amendment of certain other terms of the indentures is EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments" ("EITF 96-19"). These modifications did not represent a "substantial modification" of the terms of the Notes that would be required to be accounted for as an extinguishment of debt under EITF 96-19. Rather, we applied the guidance in EITF 96-19 for accounting for fees paid by the debtor as part of a modification (that is not an extinguishment of debt) and applied the interest method in amortizing the payment over the period ending on the next contractual put date (typically twelve months).

      Background

      In 2001 we issued the 2031 Notes. In 2002 we issued the 2032 Notes. And, in 2003 we issued the 2033 Notes, collectively the "Notes". All the Notes were issued at 100% of the principal amount (no discount) and do not have a coupon. The Notes are convertible into shares of our common stock at conversion rates specified in each of the indentures. The Notes provide the holders with the option to require us to repurchase the Notes (put rights) on dates specified in the indentures (put dates). The 2031 Notes and 2032 Notes have annual put dates and the 2033 Notes have put dates every 24 or 36 months, through 2013.

      On August 2, 2005, we paid the holders of our 2032 Notes that consented to the proposed indenture amendments described below, $37.50 per $1,000 note ($33.5 million) not to exercise their contractual put right under the indenture on July 31, 2005, effectively deferring their put right until the next contractual put date, July 31, 2006.

      On November 30, 2004, we paid the holders of our 2031 Notes that consented to the proposed indenture amendments described below, $17.50 per $1,000 note ($14.8 million) not to exercise their contractual put right under the indenture on February 7, 2005, effectively deferring their put right until the next contractual put date, February 7, 2006.

      In November and December 2004, we paid the holders of our 2033 Notes that consented to the proposed indenture amendments described below, $2.50 per $1,000 note ($1.5 million).

      As a condition for receiving these payments, the holders of the 2031 Notes and the 2032 Notes agreed to waive their right to put on the date specified in the indentures, effectively deferring this right until the next contractual put date. Alternatively, the holders could have put the 2031 Notes and the 2032 Notes for payment of the par value of the Notes on the contractual put date, or done nothing (in which case they would not have received any payment). Additionally, as a condition for receiving the payments,
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Securities and Exchange Commission
August 2, 2006
Page 12

      the holders of the 2031 Notes, 2032 Notes and the 2033 Notes agreed to consent to certain modifications to amend the indentures governing the Notes. As described in more detail in Note 4 to our 2005 Consolidated Financial Statements included in our Form 10-K, we amended the provisions regarding payment to the holders of the Notes in the event of a put, as well as the provisions regarding payment to the holders in the event they exercise their conversion right. We concluded that the modifications described above did not represent "substantial modifications", as defined in EITF 96-19.

      Accounting Analysis under GAAP

      We believe that the appropriate accounting under GAAP for the amortization of these payments is EITF 96-19. EITF 96-19 provides that "Fees paid by the debtor ... as part of the exchange or modification are to be accounted for as follows: ... If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees are to be associated with the replacement or modified debt instrument and, along with any unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method."

      In applying the accounting guidance in the previous paragraph, we first evaluated whether the modifications to not exercise certain put rights and the modifications to consent to certain amendments to the indentures represented a "substantial modification" of the terms of the existing instruments that would be required to be accounted for as an extinguishment.

      EITF 96-19 defines a "substantial modification" as a modification where "the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument." Because the Notes were issued at 100% of the principal amount (no discount), they do not have a coupon, they include periodic put dates and we have the ability to call the Notes at certain points in time, it is difficult to predict future cash flows. Therefore, we evaluate the changes in the cash flows by comparing the publicly traded market price of the Notes prior to the announcement of the modification or amendment to the publicly traded market price of the Notes after the announcement of the modification or amendment. In all cases, the change in the publicly traded market price was less than 1%. Therefore, we concluded that the modifications or amendments were not "substantial modifications" as defined in EITF 96-19 and we applied the guidance for accounting for fees paid by the debtor as part of a modification.

      In these circumstances, the holders of the Notes agreed to consent to waive their right under the indentures to exercise their put on the contractual put date, and/or consented to certain amendments to the indentures in exchange for cash consideration. These cash payments should be accounted for by amortizing the costs over the period of the modification in accordance with the consensus reached in EITF 96-19. In these circumstances, the appropriate period for amortization, is the period from the date of the payment to the maturity date, or if sooner, to the next contractual put date specified in the indentures.

      Additionally, we believe that there is analogous support of this accounting treatment in Statement of Financial Accounting Standards No. 91 (As Amended) "Accounting for Nonrefundable Fees

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Securities and Exchange Commission
August 2, 2006
Page 13

      Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS 91"). Paragraph 13 of SFAS 91 provides that "... if only minor modifications are made to the original loan contract...the investment in the new loan shall consist of...any fees received." Further, paragraph 18 of SFAS 91 provides that "net fees and costs are required to be recognized as yield adjustments over the life of the loan." Although SFAS 91 is written from the perspective of the lender, we believe the analogy is appropriate because the payment is non-refundable and as described below, principally represents an interest payment.

      The terms of the payment to the holders of the Notes were not defined in and were not part of the indentures. The Notes are zero coupon zero yield notes issued at par. The payment amounts were determined by Omnicom and with respect to the 2031 and 2032 Notes represent principally a one-year interest payment as described below. With respect to each payment, the holders had the option of accepting the terms of the offer and receiving the consideration, not accepting the offer and exercising their put right, or doing nothing. If the holders did not accept the offer and did not exercise their put rights, their Notes would not have been modified and they would not have received a payment.

      The value of the payment is a function of, among other things, the short term interest rates at the time of the applicable put date plus a factor for credit risk. For example, the payment made in August 2005 to holders of our 2032 Notes represented a yield to the next put date of approximately 3.75%. Our effective borrowing rate for a comparable twelve-month period at that time was approximately 3.93%. The payment made in November 2004 to holders of our 2031 Notes represented a yield to the next put date of approximately 1.75%. Our effective borrowing rate for a comparable fourteen-month period at that time was approximately 2.69%. We believe this demonstrates that these payments effectively represent supplemental interest payments and consistent with the requirements of EITF 96-19, they should be amortized through the period to the next put date.

      Subsequent Events

      On June 27, 2006, we made a supplemental interest payment of $11.7 million to holders of our 2033 Notes that did not put their notes back to us and consented to certain amendments to the notes and related indenture as of June 27, 2006. On August 2, 2006, we made a supplemental interest payment of $23.6 million to holders of our 2032 Notes that did not put their notes back to us on August 1, 2006. As discussed above, in accordance with EITF No. 96-19, we will amortize these supplemental interest payments ratably through the period to their next put dates. The next put date for the 2033 Notes is June 15, 2008 and the next put date for the 2032 Notes is August 1, 2007. With respect to these payments, the holders had the option of accepting the terms of the offer and receiving the consideration, not accepting the offer and exercising their put right, or doing nothing. Certain holders of the 2033 Notes did not accept the offer and did not exercise their put rights. As a result, their Notes were not modified and they did not receive the payment. Additionally, certain holders of both the 2033 and the 2032 Notes exercised their put right and we repurchased their Notes.

      Conclusion

      We believe that the appropriate accounting under GAAP for accounting for the payments made to the holders of the Notes to modify the Notes to waive their contractual put rights under the indentures until the next put date and to consent to amendments made to the indentures is EITF 96-19. As long as the modifications do not represent a "substantial modification" which would require extinguishment accounting, these modifications should be accounted for using the interest method with amortization of the payments over the period ending on the next contractual put date. Additionally, we view these payments to holders of the Notes (that were not issued at a discount

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Securities and Exchange Commission
August 2, 2006
Page 14

      and do not pay interest) as supplemental interest payments. We believe that our accounting treatment is consistent with the substance of these transactions.

      We will disclose in future filings the appropriate basis used under GAAP for amortizing these payments.

                                      ****

      At the request of the Staff, Omnicom, acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to the undersigned at (212) 415-3098.

      Thank you in advance for your cooperation in these matters.

                                   Very truly yours,

                                   Philip J. Angelastro
                                   Senior Vice President Finance and Controller

cc:       Joe Casacarano (SEC)
          Carlos Pacho (SEC)
          Randall J. Weisenburger (Omnicom)
          Michael J. O'Brien, Esq. (Omnicom)
          Robert A. Profusek, Esq. (Jones Day)
          Meredith L. Deutsch, Esq. (Jones Day)
          Larry Bradley (KPMG)